FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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This Form 6-K is incorporated by reference into the registration statements on Form F-3 filed by YPF Sociedad Anónima with the Securities and Exchange Commission (File Nos. 333-149313, 333-170848 and 333-172317)

YPF Sociedad Anónima

TABLE OF CONTENTS

Item
1	Discussion of 2010 results of operations.

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DISCUSSION OF 2010 RESULTS OF OPERATIONS

Macroeconomic conditions

The year 2010 could be considered a period of consolidation in terms of global economic growth, especially for emerging economies, after the transition period observed in 2009, in which an incipient recovery began, following the crisis that broke out in early 2008 as a result of problems observed in the U.S. real estate market. However, some economies in the world, especially those related to certain countries of the European Union, were threatened in 2010, and some of them still continue to be threatened, as a consequence of uncertainty resulting from the risks of default by such countries, as a consequence of sizable fiscal and current account imbalances.

Within the context mentioned above, some indicators clearly show the path that has begun to emerge since the end of 2009, owing mainly to cuts in interest rates, continued provision of ample liquidity by central banks, credit easing, public guarantees, and bank recapitalization, slowly dissipating fears of a global Great Depression. However, it cannot be said that the recovery trend is fully consolidated mainly due to the uncertainty that persists as mentioned in the preceding paragraph. According to Central Bank of Argentina (“BCRA”) estimates, global economic growth reached 4% in 2010, with significant variation from region to region, following a contraction of 1.9% in 2009. The pace of recovery is expected to decrease slightly in 2011 due to the implementation of constraining policies aimed at controlling inflation. We anticipate that a key focal point in the economy in the near future will continue to be on how different governments administer previously-announced measures for avoiding economic depression particularly given the unusually high unemployment rates in some major world economies, on plans to relieve public finances, plans to avoid a new crisis, and policy re-adjustments aimed at stimulating demand, in some cases orientated towards the external market (i.e. the United States), and in others, the domestic market (i.e. China).

Following signs of recovery, oil prices have responded strongly to signs of a demand rebound. The price of crude oil has continued to show encouraging signs, ending this year at U.S. $ 91.38 per barrel, an increase of approximately 15% compared to year-end 2009 (U.S. $ 79.39).

As mentioned above, according to the BCRA, emerging economies have shown a year of sustained growth, although with significant variation from region to region, due to inter alia, recovery of world trade, the increase in prices of raw materials, the presence of healthy financial systems that allowed these economies to avoid some of the consequences arising from the international financial crisis, as well as in the case of Argentina, the boost in domestic consumption and investment. Consequently, the BCRA estimated growth for Latin America of 6.1% for the year 2010 after a contraction of 1.8% in 2009, while in Argentina the same organization expected a growth above 9% for the year 2010, after an estimated growth of 0.9% in 2009.

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According to the Instituto Nacional de Estadísticas y Censos (“INDEC”), the rate of retail inflation (“IPC”) for 2010 was 10.9%, showing price increases above those recorded in 2009 due mainly to the dynamics of food prices as a consequence of increases in international prices of agricultural commodities, according to the BCRA.

The exchange rate of the Argentine peso against the U.S dollar as of December 31, 2010 was Ps. 3.98/ US$1.00, reflecting peso depreciation of 4.7% compared to December 31, 2009, despite the fact that the Central Bank was a net buyer of foreign exchange during the year, and the payments made to address the maturity of the public debt.

In terms of local funding, the average December 2010 interest rate paid by private banks in the wholesale segment and for deposits of up to 35 days (BADLAR) was 11.1% versus 9.8 % in December 2009. Argentina, having recently completed the restructuring of a substantial part of its debt (taking into account the restructuring in 2005, approximately 91% of the original debt in default was finally restructured), also repaid all of its debt with the IMF. The Argentine government has expressed interest in resolving the remaining non-restructured foreign debt, as well as settling claims brought before international courts by foreign companies during the crisis, with the aim of normalizing relations with the international financial market after the crisis that took place in late 2001.

In line with the overall economic performance, taking into account the growth in 2010, the unemployment rate corresponding to the third quarter of 2010 showed that 7.5% of the active population was unemployed, 1.6 percentage points lower than in 2009.

Both exports and imports increased during 2010. Industrial goods exports (in particular, in the automotive industry), as well as agricultural exports boosted exports, while imports increased even further than exports, mainly because of increased economic activity, which resulted in greater demand for fuel, consumer and intermediate goods, and capital assets, according to the BCRA.

Additionally, under the General Resolution 562/09 and its amendments, which was approved in 2009 by the National Securities Commission (“CNV”) and which set the adoption of International Financial Reporting Standards (“IFRS”) as rules for submitting required financial statements as from January 1, 2012, the Company has continued the process of analyzing the accounting effects and / or requirements that the application of these rules could have. Additionally, as mentioned in Note 1.b to the primary financial statements of YPF, for the year ended December 31, 2010 the Company has registered retroactively the effect of deferred tax liabilities related to inflation adjustment of fixed assets.

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Considering the international economic situation, the outlook for Argentina’s economy continues to show encouraging signs for 2011 although it continues to be subject to the risk (even if considered to be low) of being affected by endogenous and exogenous factors, such as the consolidation of economic growth and financial stability in developing countries which may further affect the growth of world trade, and could have an impact on all macroeconomic variables such as tax revenues, unemployment and trade balance, among others.

General Considerations

Financial Statements Reporting

The financial statements of YPF have been prepared in accordance with generally accepted accounting principles in Argentina and the regulations of the CNV.

The financial statements reflect the effect of changes in the purchasing power of money by the application of the method for restatement in constant Argentine pesos set forth in Technical Resolution No 6 issued by the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E”) and taking into consideration General Resolution No 441 of the CNV, which established the discontinuation of the restatement of financial statements in constant Argentine pesos as from March 1, 2003.

As mentioned in Note 1.b to the primary financial statements, as established by Resolution 576/2010 of the CNV, companies who previously exercised the option to report in a note to the financial statements the deferred tax liability related to inflation adjustment, should account for this liability with effect in retained earnings at any interim period end or year end until the end of the transition period to IFRS, i.e. December 31, 2011. The Company has decided to record deferred tax liability at December 31, 2010. In accordance with Argentine accounting rules, the effects of changes in accounting principles must be registered retroactively to the beginning of the first period presented. Consequently, the adoption of this Resolution has led to a retroactive adjustment of prior period results of (1,180) (1,383) and (1,644) as of December 31, 2009, 2008 and 2007, respectively.

YPF

Average price quotations for crude WTI were US$ 79.48, US$ 61.81 and US$ 99.67 in 2010, 2009 and 2008, respectively. Nonetheless, the impact on YPF’s results of these fluctuations was limited due to compliance with Resolution No 394/07 of the Ministry of Economy and Production in force as from November 2007, setting a new withholding regime on exports of certain hydrocarbon products, which resulted in a margin cap on what a company may get when marketing hydrocarbon products abroad, and the actual prices that arose from the negotiations between producers and refiners in the domestic market.

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During 2010, YPF’s operations were reported considering the following Business segments:

•	Exploration and Production: exploration and production, including natural gas purchases, crude oil purchases arising from service contracts and concessions obligations as well as crude oil intersegment sales and natural gas and derivatives, and power generation.

•	Refining and Marketing: refining, transport, purchase and marketing of crude oil to third parties and refined products.

•	Chemicals: petrochemical operations.

•	Corporate and other: expenses and assets from general administration and construction activities.

Since 1999, YPF has been controlled by Repsol YPF, an integrated oil and gas company headquartered in Spain that runs operations worldwide. Repsol YPF owned approximately 99% of the capital stock of YPF from 2000 to 2008, when Petersen Energía acquired in different periods shares which account for 15.46% of our capital stock. Additionally, Repsol YPF granted options in favor of certain affiliates of Petersen Energía to acquire up to an additional 10% of the shareholders equity of the Company. These options expire on February 21, 2012. Additionally, Repsol YPF has recently sold shares of the Company to third parties and, consequently, as of December 31, 2010 Repsol YPF owned approximately 79.81% of our capital stock.

Oil and Gas production

Consolidated Production

The following table provides information about oil and gas production on a consolidated basis for the years ended December 31, 2010, 2009 and 2008.

	For the Year Ended December 31,

	2010	2009	2008

	(millions of barrels)
Oil, condensed and liquids production	107	111	115

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	For the Year Ended December 31,

	2010	2009	2008

	(billions of cubic feet)
Natural gas production	491	533	607

Results of operations

The following table presents financial information as a percentage of net sales for the years indicated:

	For the Year Ended December 31,

	2010	2009	2008

	(percentage of net sales)
Net sales	100.0	100.0	100.0
Cost of sales	(67.7)	(67.5)	(68.9)

Gross profit	32.3	32.5	31.1
Administrative expenses	(3.2)	(3.2)	(3.0)
Selling expenses	(6.8)	(7.3)	(7.1)
Exploration expenses	(0.8)	(1.6)	(2.0)

Operating income	21.5	20.4	19.1

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2010 compared to 2009

The Company

Our business in inherently volatile due to the influence of exogenous factors such as internal demand, market prices, and government regulations affecting prices. Accordingly, our results of operations and the trends indicated by those results in any period may not be indicative of results or trends in future periods.

Net sales in 2010 were Ps.44,162 million, representing a 28.7% increase compared to Ps.34,320 million in 2009. This increase was attributable to, among other things, the increases in the volumes sold of premium gasoline and premium diesel, to the adequacy of sales prices in the domestic market, as well as a result of the increase in the average international market price of WTI (approximately a 29% increase in the average market price in 2010 compared to 2009), with the corresponding effect in certain products sold in the domestic market which track international prices, such as LPG, jet fuel and petrochemicals. During 2010 we have continued to make efforts within the scope of the Petroleum Plus Program, and reinforced our commitment towards the exploitation and development of available energy resources, allowing the fulfillment of domestic demand, which have permitted us to record the income associated with the Program during this year.

Cost of sales in 2010 was Ps.29,899 million compared to Ps.23,177 million in 2009, representing a 29.0% increase. The increase is partly attributable to the higher price of crude oil purchased from third parties (approximately 25% measured in pesos), whereas the volumes bought remained almost unchanged; as well as an increase in the imported volumes of our new low-sulfur diesel (Euro Diesel), gasoline and fertilizers in order to fulfill the higher demand of these products in the domestic market and to provide it with higher quality products. In 2010, we have also incorporated purchases of biofuels (biodiesel and bioethanol) in order to comply with present regulations. Additionally, within the production expenses, there was an increase in royalties, driven mainly by the abovementioned higher crude oil prices, as well as general increase in costs, mainly in operation services and other service contracts, salaries and social security taxes and fixed assets depreciation caused mainly by upward price pressure, and also in charges related to contractual commitments.

Our exploration expenses in 2010 were Ps.344 million, reduced from 2009 mainly due to the fact that in 2009, we recognized a higher amount of exploration costs related to the exploration campaign in the San Jorge Marina basin (started in 2008) which had a higher negative impact on results than the exploration activity in the Neuquina and Noroeste basins in 2010. Despite the decrease in exploration expenses, our exploration activities continued to be one of our strategic objectives in 2010, and our expenditures on them amounted to approximately Ps. 610 million in such year.

Our administrative expenses increased by Ps.327 million (29.7%) in 2010 compared to 2009 primarily due to increases in wages and social security costs, driven in part by a centralization process of tasks in the corporate departments that previously were carried out in the other business units, as well as by increases in fees and compensation for services, mainly related to technology information service contracts and licenses expenses and institutional publicity expenses, all these in accordance with the general cost increases due to the evolution and growth of the economy.

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Our selling expenses were Ps.3,015 million in 2010, compared to Ps. 2,490 million in 2009, representing an increase of 21.1%, resulting from increases in transportation expenses, due to higher sales of gasoline and diesel in the domestic market and to increases in the corresponding fees paid for these services, in accordance with general cost increases in the economy, as previously mentioned.

Operating income in 2010 was Ps.9,475 million, compared to Ps.6,999 million in 2009, due to the factors described above.

Our operating margins (operating income divided by net sales) were 21.5% and 20.4% in 2010 and 2009, respectively.

In 2010, financial expense, net and holding gains, were an expense of Ps.379 million, compared to financial expense of Ps.1,242 million in 2009. This decrease is mainly attributable to holding gains on inventories, compared to holding losses in 2009, mainly due to higher production costs which had an impact on stocks value, as well as lower net negative exchange rate differences, according to our net liabilities denominated in U.S. dollars, in 2010 resulting from the lower depreciation of the Argentine peso against the U.S. dollar in 2010 compared to 2009.

Income tax expense in 2010 increased to Ps.3,230 million from Ps.2,218 million in 2009 mainly as a result of a higher net income before income tax, as explained in previous paragraphs. The recording of deferred tax liabilities arising from the inflation adjustment, which has caused the change in retained earnings as mentioned in Note 1.b to the primary financial statements of YPF, determines that the effective rate of income tax (income tax divided by income before income tax) approximates to the nominal rate (35%), despite the actual payments being higher than the latter as a consequence of a portion of our actual tax payments now being charged against these deferred tax liabilities.

Considering the above, net income for 2010 was Ps.5,790 million, compared to Ps.3,689 million in 2009, an increase of 57.0%.

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Exploration and Production

Exploration and Production sales increased to Ps.23,020 million in 2010 from Ps. 19,981 million in 2009, representing an increase of 15.2%. Intersegment net sales (substantially all of which relate to intersegment sales of crude oil) increased by Ps.2,955 million during 2010 compared to the prior year mainly as a result of an approximately 20% increase in the average intersegment price in pesos of a barrel of oil (15% increase in U.S. dollars), which was partially offset by an approximately 2.5% decrease in the volume transferred. These positive effects were reinforced by the income recorded under the Petroleum Plus Program, as was previously mentioned. The average price of natural gas sold in the domestic market increased 18% in 2010 and was driven mainly by price increases in the power generation and industry segments of the Argentine market, especially with respect to sales to our subsidiary company MEGA, whose contractual prices track international prices, which increased along with the WTI price, as previously mentioned.

Exploration and Production operating income reached Ps.6,210 million in 2010, a 15.4% increase from Ps.5,379 million in 2009, due to the aforementioned increases in crude oil sales, but was partially offset by an increase in operating expenses. Segment operating expenses increased by approximately 15.1% due mainly to (i) increases in operation services and other service contracts undertaken in order to increase and improve our reserves replacement ratio, which reached notably higher values in 2010, (ii) generalized cost increases and higher contractual commitments costs required under present agreements and management estimations, and (iii) a Ps.395 million increase in royalties paid due mainly to the higher value, expressed in pesos at the wellhead (used as the basis for calculation of such royalties), of hydrocarbons produced (mainly as a result of higher product prices in 2010), as previously mentioned.

Exploration expenses decreased by Ps.208 million in 2010 compared to 2009, mainly as a result of the higher costs of the offshore dry wells recognized during 2009 (Golfo San Jorge Marina and Austral basins), compared to the exploration activities which have been developed during 2010 (mainly in the Neuquen and Noroeste basins). However, our exploration activities continued to be one of our strategic objectives, with our expenditures on such activities reaching approximately Ps. 610 million.

Average oil production during 2010 reached 293 thousand barrels per day, remaining mostly unchanged from the level registered in 2009. Natural gas production in 2010 decreased 7.8% to 1,346 mmcf/d from 1,460 mmcf/d in 2009. This decline was mainly attributable to the natural decline in the production curve resulting from the continuing overall maturity of our fields, and the decline in natural gas demand from thermal power plants.

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Refining and Marketing

Refining and Marketing net sales in 2010 were Ps.36,794 million, 33.5% higher than the Ps.27,562 million in net sales recorded in 2009. This increase was attributable, among other factors, to higher volumes sold in the domestic market, especially in the premium lines of diesel and gasoline, as well as a consequence of the adequacy of prices of gasoline and diesel sold in the domestic market in 2010, (the most important products in this business segment). Notwithstanding the increase in the average domestic prices of diesel and gasoline, domestic prices for our refined products remained below average international prices. In addition, the domestic prices of certain refined products that tend to track international prices, such as aviation fuel and LPG, increased in 2010.

Refining and Marketing operating profit increased to Ps.3,313 million in 2010 from Ps. 1,896 million in 2009. This increase was mainly due to the increases in prices and volume sold in the domestic market and to the adequacy of prices of products commercialized, as previously mentioned. In addition, purchases of crude oil, which account for approximately 90% of the segment’s operating costs, were made at a price paid to the Exploration and Production business unit which was on average 20% higher in Argentine pesos than the previous year. This increase reflected the adjustments in crude oil prices registered in the domestic market among local producers, according to market evolution and the differences in crude oil qualities. This fact also affected the crude oil purchase prices paid to third parties. Further, refining costs (excluding crude oil purchase and transport costs) increased by approximately 20%, mainly due to the higher costs of energy, increases in operation services and service contract costs, as well as salary increases and adjustments paid in 2010. Refining costs per barrel, which we calculate as the segment’s production costs for the period less crude oil purchase costs, divided by the number of barrels produced during the period, was Ps.17.8 in 2010, compared to Ps.14.8 in 2009.

Refinery output in 2010, including 50% of Refinor’s output (we own 50% of Refinor), reached 304 thousand barrels per day, representing a 1.9% decrease compared to 310 thousand barrels per day processed in 2009.

Chemicals

Net sales increased 42.1% to Ps.4,316 million in 2010 compared to Ps.3,037 million in 2009. This increase was attributable mainly to higher sales prices in the domestic market, particularly with respect to methanol and aromatic products lines, and to higher volumes of fertilizers sold in the domestic market as well. Additionally, higher volumes were sold and higher prices were received from the sales of aromatic additives, such as toluene and xylene, which are used in the elaboration of liquid fuels, to the Refining and Marketing business unit. In the international market, net sales rose in 2010, both in terms of volume (of, essentially, parafinic refined) and in average price for exported petrochemical products as a consequence of an upward trend in reference prices in 2010 compared to those seen in 2009, consistent with the upward trend in reference prices experienced in other segments.

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Operating income on this segment increased by 56.4% to Ps.874 million in 2010 compared to Ps.559 million in 2009 due mainly to higher margins in various aromatics product lines processed at Ensenada Industrial Complex. The results obtained from our interest in Profertil S.A. remained stable compared to 2009, as the higher urea and other fertilizer volumes sold in the domestic market and higher prices of these products both at domestic and international market were offset by a sharp diminution in volume of urea sold in the international market.

Corporate and others

In fiscal year 2010, operating loss for administrative cost and others reached Ps.952 million, a 16.1% increase over the previous year. The main reasons for the increase were higher salaries and related charges, increases in fees and compensation for services, higher technology information services contracts and licenses expenses and institutional publicity expenses. This increase was, however, partially offset by the slight increase in operating income of our controlled company A- Evangelista S.A., and by earnings related to support services, mainly IT services, provided to related parties.

Liquidity and Capital Resources

Net cash flow provided from operating activities was Ps.12,726 million in 2010, compared to Ps.9,414 million in 2009. The 35% increase was mainly attributable to higher operating income in 2010 compared to 2009, as was explained previously.

The main uses of cash in investing and financing activities in 2010 involved Ps.8,729 million in fixed asset acquisitions corresponding substantially to the Exploration & Production business segment, our refineries, as mentioned previously, and dividend payments amounting to Ps.4,444 million. These uses of cash were afforded by a Ps.724 million net cash flow corresponding to proceeds from loans. The main uses of cash in investment and financing activities in 2009 involved Ps.5,636 million in fixed assets acquisitions relating substantially to our Exploration & Production business segment and dividend payments amounting to Ps.4,897 million. Net proceeds from loans reached approximately Ps.2,016 million in 2009.

Capital and Exploration expenditures during 2010 were Ps.8,961 million, compared to Ps.5,832 million in 2009. Out of the total amount corresponding to 2010, approximately 70% relates to Exploration and Production, 20% to Refining and Marketing, 8% to Chemicals and 2% to Corporate and others.

Capital and Exploration expenditures during 2009 have been Ps.5,832 million, compared to Ps.7,368 million in 2008. Out of the total amount corresponding to 2009, approximately 74% relates to Exploration and Production, 20% to Refining and Marketing, 3% to Chemicals and 3% to Corporate and others.

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Under the Agreement entered into between Repsol YPF and the Petersen Group, such shareholders have agreed to vote for YPF to pay in the form of dividend 90% (ninety per cent) of the Company’s net income, to be distributed in two payments every year.

Total debt outstanding as of December 31, 2010 was Ps.7,789 million, consisting of short term debt of Ps.6,176 million and long term debt of Ps.1,613 million. Approximately 85% of total debt outstanding as of December 31, 2010 was denominated in U.S. dollars.

As of December 31, 2010 our shareholders equity amounted to Ps.19,040 million, which includes a legal reserve of Ps.2,243 million. By virtue of Law No 19,550 of “Sociedades Comerciales” (Corporations Act), 5% of fiscal year net income must be assigned to the legal reserve until such reserve reaches 20% of the Company’s capital. As of December 31, 2010 the legal reserve had been fully integrated in the 20% of the social capital for Ps.2,243 million.

Related party transactions

During 2010 there were purchase/sale and financing operations with affiliates, which are detailed in Note 7 to the primary financial statements.

Compensation Policy on Directors and bonus and incentive plans

Board compensation

Current legislation sets forth that the annual compensation paid to Board members (including those performing executive activities) cannot exceed 5% of the Company’s net income in the case of YPF not paying dividends for that period; said percentage may increase up to 25% of net income in the case the Company is paying dividends. The compensation of the President and other Directors acting in an executive capacity in conjunction with all other Directors must be ratified in an Ordinary General Shareholders Meeting. In compliance with these guidelines, an Ordinary General Shareholders Meeting held on April 14, 2010 approved a total compensation to the Board members of Ps.11,200,055 for the year ended December 31, 2009. Furthermore, it approved making advance compensation payments for fiscal year 2010 to Directors and members of the Statutory Audit Committee (or Supervisory Committee) for an amount up to Ps.17,000,000. The total compensation for the year ended December 31, 2010 will be set in the Ordinary Shareholders Meeting that approves the Directors’ performance.

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Bonus and incentive plans

The bonus plan provides for cash to be paid to its members based on a set of measurable and specific objectives under the program ‘Management by Commitments’ and the results of individual performance reviews. This program applies to all YPF employees. The additional variable bonus payable to each employee, if commitments and objectives are achieved, ranges between 10% and 45% of the applicable annual base salary.

Additional information on Oil and Gas reserves (Argentine Securities Commission General Resolution No. 541)

The following information is presented in accordance with the requirements of CNV General Resolution No. 541 “Disclosure on oil and gas reserves, YPF SA (YPF) and its subsidiaries”.

Proved oil and gas reserves are the estimated quantities of crude oil (including condensates and natural gas liquids) and natural gas which geological and engineering available data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided by contractual arrangements, but not increases based upon future conditions. Proved developed oil and gas reserves are reserves that can reasonably be expected to be recovered through existing wells with existing equipment and operating methods.

Estimates of reserves were prepared using standard geological and engineering methods generally accepted by the petroleum industry and in accordance with the rules and regulations of the SEC. The choice of method or combination of methods employed in the analysis of each reservoir was determined by experience in the area, stage of development, quality and completeness of basic data, and production history. There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the producer. Reserve engineering is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates of different engineers often vary. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revision of such estimate. Accordingly, reserve estimates are often different from the quantities of crude oil and natural gas that are ultimately recovered. The meaningfulness of such estimates is highly dependent upon the accuracy of the assumption upon which they were based. The reserve estimates were subjected to economic tests to determine economic limits.

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In determining net reserves, we exclude from our reported reserves royalties due to others, whether payable in cash or in kind, where the royalty owner has a direct interest in the underlying production and is able to make lifting and sales arrangements independently. By contrast, to the extent that royalty payments required to be made to a third party, whether payable in cash or in kind, are a financial obligation, or are substantially equivalent to a production or severance tax, the related reserves are not excluded from our reported reserves despite the fact that such payments are referred to as “royalties” under local rules. We follow the same methodology in reporting our production amounts.

The following tables reflect the estimated reserves of crude oil, condensate, natural gas liquids and natural gas as of December 31, 2010 and the changes therein.

Crude oil, condensate and natural gas liquids (Millions of barrels)

	2010

	Argentina		United States	Worldwide

Proved developed and undeveloped reserves
Beginning of year	537		1	538
Revisions of previous estimates	44		1	45
Extensions, discoveries and improved recovery	55		—	55
Production for the year(2)	(106)		(1)	(107)

End of year(2)	530	(1)	1	531

Proved developed reserves
Beginning of year	428		1	429
End of year	403		1	404
Proved undeveloped reserves
Beginning of year	109		—	109
End of year	127		—	127
Company’s share in equity method investees’ proved developed and undeveloped reserves (al the end of the year)	1		—	1

(1)	Includes 76 million of natural gas liquids as of December 31, 2010.
(2)	Proved reserves of crude oil, condensate and natural gas liquids as of December 31, 2010 include an estimated approximately 66 million, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Crude oil, condensate and natural gas liquids production for the year 2010 includes an estimated approximately 13 million in respect of such types of payments.
Natural gas (Billions of standard cubic feet)

	2010

	Argentina	United States	Worldwide

Proved developed and undeveloped reserves
Beginning of year	2,670	2	2,672
Revisions of previous estimates	300	1	301
Extensions, discoveries and improved recovery	51	—	51
Production for the year(1)	(490)	(1)	(491)

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End of year(1)	2,531	2	2,533

Proved developed reserves
Beginning of year	2,100	2	2,102
End of year	1,946	2	1,948
Proved undeveloped reserves
Beginning of year	570	—	570
End of year	585	—	585
Company’s share in equity method investees’ proved developed and undeveloped reserves (at the end of the year)	48	—	48

(1)	Proved reserves of natural gas as of December 31, 2010 include an estimated approximately 257 billion, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Natural gas production for the year 2010 includes an estimated approximately 50 billion in respect of such types of payments.

Outlook

The year 2010 is over, and despite the news concerning the signs of steadiness and overall invigoration shown by the macroeconomic variables during the world economic recovery, the year 2011 remains a period of unique challenges, mainly relating to international macroeconomic conditions, the continuation and/or tightening of the measures intended to reduce the existing uncertainties relating to sovereign risk in some countries of the euro zone that appeared in recent months, as well as the permanency of the public policies adopted during 2009 and 2010 in the main economies of the world to offset the negative effects of the crisis unleashed during the year 2008 and the need for a new commercial balance in light of the deep transformation in demand, both locally and internationally, as mentioned previously. Within this context, we have continued with the process of streamlining our activities, aiming at contributing to, and supporting, in the best possible way, the growth of the national economy, which showed strong growth throughout last year as did the demand for fuels that the Company had during 2010, and facilitating the development of the Company within the robust international trade revealed by recently published indicators, but for the reasons described above cannot ensure that this tendency will consolidate.

During the year we have successfully issued two new series of negotiable obligations for Ps.143 million and US$70 million, respectively. In this respect, and as mentioned previously, part of our efforts remain focused on streamlining our financing structure, considering our present current liquidity. We also remain focused on the opportunities the domestic financial market may offer in light of the soundness shown during the international economic crisis, and also bear in mind the perspective of stabilization of the international financial market, as these stand to ease the management of the Company, especially as to the execution of its strategic plan, allowing us to maintain our contributions to meet the growing demand in the power sector of Argentina.

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With respect to Exploration and Production, as highlighted below, the Company still pursues an increase of the recovery factors in mature fields by means of infill drilling (i.e., search of remaining oil in the reservoir through the drilling of new wells in between existing ones) and secondary and tertiary recovery; the goal of the latter and some other initiatives is to achieve better results as to the objectives abovementioned; nevertheless, and given the inherent characteristics of the activity and its related risk, success cannot be assured.

•	Within the target mentioned previously, YPF has started a development project in Llancanelo field, in Malargüe (Mendoza province), which will demand investments of approximately US$55 million in the next three years. The Llancanelo field was discovered in 1937 when two wells were drilled resulting in the find of heavy oil of high viscosity (fluid of high viscosity and difficult to move). This is the reason YPF will apply all available technological resources in order to develop the activity, while minimizing the impact on the environment in a protected natural area of high environmental sensibility.

•	Consistent with the work carried out so far that has led us to obtain the approval for certain projects such as the “Lajas Formation Tight Gas” and “Piedras Negras”, among others, within the incentive program “Gas Plus”, which encourages the search of gas under non conventional conditions and in turn allows us to agree on higher prices for this gas than the average current price, the Company focuses its efforts on identifying further opportunities that meet the requirements of the program and, consequently, the needs of domestic demand.

•	During the year we have entered into agreements with several provinces to carry out works as part of our commitment towards the search of new reserves to contribute to the energy needs of the country. We launched this initiative in December, 2009, under the program “A Project to the Future - Exploration and Development Program 2010/2014” (the “Program”), which aims at identifying potential oil and gas reserves in the country and to verify the likelihood of finding hydrocarbons in ‘Mar Argentino.’

•	In December 2010, after drilling 4 tight gas exploration wells in the south of the Loma La Lata field, in the Neuquén province, we verified the existence of what we believe to be a significant amount of non conventional gas resources. However, as of the date hereof, no proved reserves have been recognized for the related project. Although we believe the tight gas resources in Loma La Lata is promising, until further work is completed, there remains significant risk that this discovery will not lead to material proved reserves.

•	Additionally, as part of the exploratory activities carried out in the province of Neuquén, we have discovered, after drilling two wells, that the formation ‘Vaca Muerta’ presents similar conditions to productive basins of Shale gas and Shale oil in the United States. The existing volume of non conventional gas and oil in

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our mining property will be defined after carrying out and completing the stages of outlining the discoveries and exploring the same geologic concept in the rest of the Neuquina basin. These projects are in their initial stages.

Finally, it is worth mentioning that in the year 2010 we were able to reach a coefficient of replacement of crude oil and gas of approximately 84%, which provides further evidence of the Company’s hard work.

Following our objective of satisfying the domestic demand of fuels to the fullest extent possible, it is our intention to continue improving both production and cost efficiency, in a constant search for the optimization of our refining assets in order to increase capacity, to raise flexibility regarding the output of products coming from the refining process, to continue overhauling our refineries to the new standards involving low sulphur content, and to develop our assets and logistics networks to satisfy the prospective growing demand. After the investments made during the year 2009 that allowed the revamping of plants for the incorporation of FAME and Ethanol to fuels in compliance with the requirements of Law 26,093, during the current year we have begun supplying the market with products under such specifications. We are determined to continue investing, as in the case abovementioned (as well as in projects of particular investments such as the construction of the Plant of Continuous Catalytic Reforming (CCR) in our Industrial Complex ‘La Plata’, still in progress, which is expected to imply a total investment of over US$340 million; which will allow new chemical processes to reform naphthas with the help of catalysts and represents improvements in terms of productivity, industrial safety and care for the environment, or the investment of approximately US$396 million to further improve the quality of the gasolines and diesel produced in our Lujàn de Cuyo refinery), which allows us to achieve the objectives already mentioned, gradually providing high end products to the market in line with the related technological evolution, and also contributing to the employment of personnel to fit the requirements of the projects under way.

During December 2010 the project of gas flare recovery at the Industrial Complex ‘La Plata’ was qualified as a Clean Development Mechanism (CDM) of the United Nations, which will allow us to obtain 190,000 emission reduction certificates, equivalent to approximately 1.9 million Euros per year. It is the first CDM project in the world involving the recovery of gas flare at a refinery. The approval and setup of two systems for the recovery of gas flare to burners have already been completed at La Plata Refinery to take advantage of the gas flare to feed ovens and boilers. The aim of this investment is to save fuel in the refinery and to reduce the greenhouse gas emissions into the atmosphere, foreseen in the Kyoto Protocol, as well as to improve the image of the industrial complex. The development of this new technology began in 2006, and the first stage started in January 2011, and has recently been fully implemented.

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Likewise, and within the scope of the Company’s commitments towards safety and the environment, in October, 2010, we developed a Seminar called “Management of Emergencies in the Oil and Gas Industry” organized by the Company together with ARPEL (Regional Association of Petroleum and Natural Gas Companies in Latin America and the Caribbean) at our headquarters. This seminar arises from the need to keep continuously updated in terms of prevention mechanisms and actions to face emergencies, which is reinforced after the incident that affected the Gulf of Mexico, involving one of the biggest companies in the oil and gas industry worldwide, which signaled a turning point for prevention activities. During the seminar, we discussed the global impact of these incidents and analyzed the issue of joint prevention of emergencies in our industry.

According to the Financial Statements of the Company as of December 31, 2010, the balance of unappropriated retained earnings as of that date was Ps.4.610 million, including the income for the year 2010. Additionally, after the payment of dividends approved by the Board of Directors’ meeting dated April 14 and November 5, 2010, there is a remaining balance as reserve for future dividends of Ps.596 million. Legal regulations in force establish that at least 5% of the earnings of each fiscal year is to be assigned to the Legal Reserve until it reaches an amount equivalent to 20% of the capital (art. 70, Law 19550); such threshold was surpassed during the fiscal year ended December 31, 2009. Consequently the Company intends: a) to classify as ‘unappropriated retained earnings’ the amount of Ps.596 million corresponding to the balance of the reserve for future dividends that was not used; b) to allocate to ‘adjustment to contributions’ the effect corresponding to the deferred tax liabilities for an amount of Ps.1,180 million resulting from the application of the inflation adjustment, recorded as ‘unappropriated retained earnings’ during the fiscal year ended December 31, 2010, all of which complied with Resolution 576/2010; c) to transfer to ‘unappropriated retained earnings’ an amount of Ps.236 million corresponding to the surplus of the Legal Reserve after compensating the amount mentioned in point b) above; d) to constitute a reserve for future dividends for the sum of Ps.6,622 million, authorizing the Board of Directors to set the timing for its distribution until the next ordinary shareholders’ meeting, keeping in mind financial conditions and availability of funds as well as operating results, investments and other relevant aspects to the development of the Company or its application according to the provisions foreseen in the second paragraph of Section 224 of the Corporation Law.

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SIGNATURE

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 14, 2011	By:	/s/ Guillermo Reda
	Name:	Guillermo Reda
	Title:	Chief Financial Officer